FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Hotline Script
Week ending 8/19

•	Hello everyone. This is Doug and I’m updating the hotline for the week of Aug. 19th.
Merger News
Officer Announcement
•	Earlier this week we announced the second wave of officers in the new company.

•	The team now totals 34 executives, including myself, which is about a 35 percent reduction from the combined teams and represents the kinds of cost savings we’ll see as we reduce overhead at the new company.

•	The new group is a combination of US Airways and America West Vice Presidents and I look forward to working with these talented individuals, whose skills will help us not only through integration but as we build a great airline once we are integrated.

•	For a look at the announcement and biographies visit the employee Web site, awaCompass.com.
Customer Service Policies
•	Also this past week, we announced the first combined policies for the new airline on Wednesday.

•	We highlighted these because they are the first of many policy decisions that must be made, but also to stress that these were made by a combination of US Airways and America West integration team members.

•	They are designed to simplify our business and as we committed, they were made with keeping the “low cost carrier” goal in mind.

•	You’ll see simplicity as a continual theme as we determine policies and procedures.

•	Far more details are available on awaCompass, and I would encourage you to read the FAQ that we issued this week that better helps explain these new policies.
Livery Unveiling
•	Looking ahead to next week, Tuesday marks the unveiling of our new livery.

•	Starting on Tuesday morning, we’ll be taking the plane featuring our new paint scheme to five cities: Philly, Pittsburgh, Charlotte, Las Vegas and Phoenix.

•	There will be events in each city so I hope to see as many of you out there as possible.

•	We’ve gotten some questions, good questions actually and the right ones, about the cost of this event. We’re addressing that in this week’s issue of Plane Deal, but let me take a minute here to also give you my views.

•	It is true that fuel for the day will run us about $35,000. There are other costs too, related to having employees on the plane with us and hosting small events in the gate areas.

•	But the return in media coverage will far exceed the costs associated, and we also think that hosting an event for employees and our customers is a much more effective way to unveil the new livery than simply purchasing ads in newspapers. And quite frankly, we can’t afford a glitzy, Madison Avenue television campaign that could easily run into the hundreds of millions of dollars.

•	I think that when employees come out for the events, see what we’re unveiling, the reasons for going ahead and taking the plane out to each city will be even more clear, and I really hope to see as many of you as possible during the day.

•	This isn’t a day to ignore the challenges ahead of us, and we know that having a celebratory introduction, at the end of the day, won’t solve our problems.

•	But there is a time and place for everything, and next Tuesday is about taking a brief moment to celebrate what we believe represents a step in the right direction for our new airline.

•	Visit awaCompass.com and, for US Airways employees, The Hub, for times and locations. More importantly, please plan to join us for this historic day.
In Closing

Have a good weekend and, once again, in the interest of satisfying our lawyers, there’s legal language on Compass about any forward-looking language that might be used in the hotline. Also on Compass, there’s information about where to find additional information about the proposed merger once the proxy and other SEC filings are made.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.